SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2007

Commission File Number 1-12356

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form F-3 of DaimlerChrysler AG and Subsidiaries (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.	Press release: DaimlerChrysler AG announces the substitution of DaimlerChrysler North America Holding Corporation under 1996 Indenture with Daimler Finance North America LLC.

2.

Second Supplemental Indenture, dated as of July 30, 2007, among DaimlerChrysler North America Holding Corporation, as predecessor issuer, Daimler Finance North America LLC, DaimlerChrysler Canada Finance Inc. and DaimlerChrysler International Finance B.V., as issuers, DaimlerChrysler AG, as guarantor and The Bank of New York, as successor trustee.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events, including, among others, the pendency and consummation of the transaction with Cerberus Capital Management, L.P. regarding Chrysler Group. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services; competitive pressures which may limit our ability to reduce sales incentives and raise prices; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; our ability to close the transaction with Cerberus Capital Management, L.P., regarding Chrysler Group; the ability of the Chrysler Group to implement successfully its Recovery and Transformation Plan; the business outlook for our Truck Group, which may experience a significant decline in demand as a result of accelerated purchases in 2006 made in advance of the effectiveness of new emission regulations; effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial effects of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

1

Contact		Press Information
Thomas Froehlich	Telephone +49 (0) 711/17-41361
Date
July 30, 2007

DaimlerChrysler AG announces the substitution of DaimlerChrysler North America Holding Corporation under 1996 Indenture with Daimler Finance North America LLC

Stuttgart—DaimlerChrysler AG (the “Company”) announced today that,  pursuant to the terms of, and as permitted by, the indenture, dated as of September 17, 1996 (as amended and supplemented, the “Indenture”), among DaimlerChrysler North America Holding Corporation (“DCNAH”), DaimlerChrysler Canada Finance Inc. and DaimlerChrysler International Finance B.V., as issuers, the Company, as guarantor and The Bank of New York, as successor trustee, DCNAH has been substituted as an issuer under the Indenture with Daimler Finance North America LLC, a wholly owned, indirect subsidiary of DCAG and a Delaware limited liability company (“DFNA”).  In connection with the substitution, DFNA has assumed all of the obligations of DCNAH for the due and punctual payment of principal of, and interest on and all other amounts due on, the securities of any series that have been issued by DCNAH (the “Securities”) and the performance of every covenant of the Securities and the Indenture applicable to the Securities.  The Company also confirms that its guarantees of the Securities under the Indenture continue to apply to the Securities as obligations of DFNA.

Further information from DaimlerChrysler is available on the internet at:  www.media.daimlerchrysler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: July 30, 2007

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

4.1

Second Supplemental Indenture, dated as of July 30, 2007, among DaimlerChrysler North America Holding Corporation, as predecessor issuer, Daimler Finance North America LLC, DaimlerChrysler Canada Finance Inc. and DaimlerChrysler International Finance B.V., as issuers, DaimlerChrysler AG, as guarantor and The Bank of New York, as successor trustee.